UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003.

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [      ] to [      ].

Commission File No. 1-9195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KB Home
401 (k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

KB Home 401(k) Savings Plan

Years ended December 31, 2003 and 2002 with Report of
Independent Registered Public Accounting Firm

KB Home 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

Los Angeles, California
May 21, 2004

KB Home 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments, at fair value	$104,004,356	$71,020,164

Net assets available for benefits	$104,004,356	$71,020,164

See accompanying notes.

KB Home 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2003	2002
Additions
Contributions from:
Plan participants	$13,475,717	$10,910,432
Employer, net of forfeitures	6,422,813	5,444,195

	19,898,530	16,354,627
Investment income (loss):
Interest and dividends	1,545,289	1,153,128
Net appreciation (depreciation) in fair value of investments	18,544,501	(9,820,262)

	20,089,790	(8,667,134)
Assets transferred in	1,719,961	–

Total additions	41,708,281	7,687,493
Deductions
Benefits paid to participants	8,672,792	8,777,879
Administrative expenses	51,297	40,053

Total deductions	8,724,089	8,817,932

Net increase (decrease) in net assets available for benefits	32,984,192	(1,130,439)
Net assets available for benefits
Beginning of year	71,020,164	72,150,603

End of year	$104,004,356	$71,020,164

See accompanying notes.

KB Home 401(k) Savings Plan

Notes to Financial Statements

December 31, 2003

1. General Description of the Plan

The KB Home 401(k) Savings Plan (the Plan), formerly Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan, is a defined contribution plan in which salaried employees of KB Home (the Company) are eligible to participate on the first day of the month following the date of hire.

Participants electing to participate in the Plan may contribute up to 15% of their annual compensation, on a pretax basis, by means of payroll deduction. Participants may also contribute up to an additional 15% of their annual compensation, on an after-tax basis, also by means of payroll deduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.

Effective August 1, 2003, each Participant whose designated rate of employee deferral contribution as of a payroll period is at least 6%, who has attained (or will attain) age 50 before the close of the plan year and whose employee deferral contributions for the plan year will exceed the limits of Code Section 402(s) or other Plan limit is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v) as an additional employee deferral contribution.

Unless otherwise elected by the Board of Directors, the Company will match the participant’s pretax contribution up to 6% of annual base salary (determined without regard to bonuses and a maximum of $50,000 of regular earnings for commission employees). Company matching contributions and related investment income vest to participants over five years.

Plan assets are held by Fidelity Management Trust Company, Inc. (the Trustee). Plan participants may direct the investment of their funds among one or more of the several fund options offered by the Plan.

Terminating participants may elect to withdraw their contributions, vested Company contributions and related investment income as a lump-sum payment. In the absence of a valid election, the participant’s vested benefits will be distributed in the form of a Qualified Joint and Survivor Annuity or a Qualified Preretirement Survivor Annuity, or in a lump sum if the actuarial equivalent is not more than $5,000.

KB Home 401(k) Savings Plan

Notes to Financial Statements (continued)

1. General Description of the Plan (continued)

Nonvested Company contributions for terminated employees are forfeited and used by the Company to reduce future employer contributions. For the years ended December 31, 2003 and 2002, the Company used $725,233 and $656,996, respectively, of forfeitures to reduce employer contributions. The forfeiture balances available to offset future employer contributions were $14,193 and $86,431 at December 31, 2003 and 2002, respectively.

The Plan allows participant loans and hardship withdrawals subject to certain limitations.

In the event of Plan termination, benefits of all affected participants, if not already so, shall become 100% vested and nonforfeitable.

On February 14, 2003, the assets of American Heritage Homes 401(k) Plan were transferred into the Plan in conjunction with the Company’s acquisition of American Heritage Homes.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on an accrual basis. Investment income is recorded as earned. Distributions of Plan benefits to withdrawn participants are recorded when distributed. Expenses incurred in the administration of the Plan are paid by the Company. Expenses incurred related to terminated participants and participant loans are paid by the Plan.

The financial statements are based on information provided to the Company and certified as complete and accurate by the Trustee. Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments are valued at fair value, which is determined daily by the Trustee through reference to published market information using closing prices on the valuation date for mutual funds and common stock and based on closing balances for cash and participant loans.

KB Home 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of the Plan’s individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002, was as follows:

	December 31,
	2003	2002
Fidelity Asset Manager	$5,601,571	$4,611,908
Fidelity Contrafund	11,847,509	8,163,624
Fidelity Equity Income	10,493,613	7,094,087
Fidelity Intermediate Bond	7,333,623	6,228,396
Fidelity Low-Priced Stock	9,091,395	5,010,813
Fidelity Magellan	16,879,984	11,996,323
Fidelity Retirement Money Market	9,972,704	9,914,685
Strong Growth	6,827,580	4,292,297
KB Home Common Stock	9,952,790	4,785,702

Net appreciation (depreciation) of the Plan’s investments (including investments bought, sold, and held during the year) during the years ended December 31, 2003 and 2002, was as follows:

	Year ended
	December 31,
	2003	2002
Mutual funds	$12,956,270	$(11,177,280)
Common stock	5,588,231	1,357,018

	$18,544,501	$(9,820,262)

4. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

KB Home 401(k) Savings Plan

EIN: 95-3666267        Plan Number: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of	Current
Identity of Issue	Asset	Value
Mutual Funds:
Fidelity Asset Manager	355,430 shares	$5,601,571
Fidelity Consumer Index	3,099 shares	72,824
Fidelity Contrafund	240,071 shares	11,847,509
Fidelity Cyclical Index	4,037 shares	64,869
Fidelity Equity Income	210,927 shares	10,493,613
Fidelity Financial	2,520 shares	289,579
Fidelity Freedom Income	18,047 shares	200,144
Fidelity Freedom 2000	6,645 shares	78,282
Fidelity Freedom 2010	46,824 shares	609,645
Fidelity Freedom 2020	76,639 shares	997,845
Fidelity Freedom 2030	63,805 shares	826,278
Fidelity Freedom 2040	40,069 shares	302,922
Fidelity Healthcare	3,663 shares	432,313
Fidelity Intermediate Bond	687,957 shares	7,333,623
Fidelity Low-Priced Stock	259,903 shares	9,091,395
Fidelity Magellan	172,703 shares	16,879,984
Fidelity Natural Resources	4,022 shares	57,601
Fidelity Overseas	75,635 shares	2,377,199
Fidelity Retirement Money Market	9,972,704 shares	9,972,704
Fidelity Technology	13,213 shares	793,988
Fidelity Utilities GR	4,315 shares	142,123
Spartan US Equity Index	91,082 shares	3,589,547
Franklin Templeton – Developing Markets Trust I	101,098 shares	1,515,461
Strong Capital Management – Strong Growth	397,183 shares	6,827,580
KB Home Stock Fund:
Common Stock*	137,242 shares	9,952,790
Cash	500,042 shares	745,610
Participant loans*	Interest rates ranging from 5.75% to 10.5% with maturity dates through 2031	2,907,357

		$104,004,356

* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home
401 (k) Savings Plan

Dated: June 28, 2004	By:	/s/ DOMENICO CECERE

Domenico Cecere
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

		Sequentially
Exhibit No.	Description	Numbered Page
23.1	Consent of Independent Registered Public Accounting Firm	10